                         [NEUBERGER BERMAN LETTERHEAD]


June 6, 2001


Robert D. Rock, Senior Vice President
New York Life Insurance and Annuity Corporation
51 Madison Avenue
New York, New York 10010

Re: AMT SERVICES AGREEMENT

Dear Mr. Rock:

This letter sets forth the terms and conditions of the services agreement between Neuberger Berman Management Inc. ("NBMI") and New York Life Insurance and Annuity Corporation (the "Company"), effective as of the 6th day of June, 2001.

The Company, NBMI and Neuberger Berman Advisers Management Trust (the "Trust") have entered into a Fund Participation Agreement, dated the 6th day of June, 2001, as may be amended from time to time (the "Participation Agreement"), pursuant to which the Company, on behalf of certain of its separate accounts (the "Separate Accounts"), purchases shares ("Shares") of Portfolios of the Trust ("Portfolios") that serve as investment vehicles under certain variable annuity and/or variable life insurance contracts issued by the Company ("Variable Contracts"), which Portfolios may be one of several investment options available under the Variable Contracts.

NBMI recognizes that in the course of servicing owners of the Variable Contracts, the Company provides information about the Trust and its Portfolios from time to time, answers questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners' interests in one or more Portfolios, and provides services respecting investments in the Portfolios.

NBMI desires that the efforts of the Company and its agents in providing written and oral information and services regarding the Trust to current Variable Contract owners shall continue.

Accordingly, the following represents the collective intention and understanding of the services agreement between NBMI and the Company.

Robert D. Rock, Senior Vice President
New York Life Insurance and Annuity Corporation
June 6, 2001
Page 2


The Company and/or its affiliates agree to provide the following services ("Services") to current owners of Variable Contracts: furnishing Trust prospectuses, annual and semi-annual reports, notices, proxies and proxy statements and other Trust communications respecting the Portfolios (but not including services paid for by the Trust such as printing and mailing); facilitation of the tabulation of Variable Contract owners' votes in the event of a meeting of Trust shareholders; maintenance of Variable Contract records reflecting Shares purchased and redeemed and Share balances, and the conveyance of that information to the Trust, its transfer agent, or NBMI as may be reasonably requested; answering questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners' account balances in one or more Portfolios; and provision of other services as may be agreed upon from time to time.

In consideration of the Services, NBMI agrees to pay to the Company a service fee at an annual rate equal to ________ of the average daily value up to $75 million ($75,000,000) of the Shares (other than those of AMT Liquid Assets Portfolio) held in Separate Accounts, and (ii) ___________ of the average daily value in excess of $75 million ($75,000,000) of the Shares (other than those of AMT Liquid Assets Portfolio) held in Separate Accounts. For purposes of computing the payment to the Company under this paragraph, the average daily value of Shares held in Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts' aggregate investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of business days during such month. NBMI shall calculate the payment to the Company under this paragraph by at the end of each calendar month and pay all fees to the Company within thirty (30) business days after the last day of each month. NBMI shall send all payments and statements to the attention of:

For Checks:                            For Wire Transfers:
Olga Jaureguilorda                     Chase Manhattan Bank
New York Life Insurance Company        ABA: 021000021
51 Madison Avenue, Room 2304           Routing Number: 008057001
New York, New York 10010               Account: 45510110
                                       Attn: Jerrilyn Deluca


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
Robert D. Rock, Senior Vice President
New York Life Insurance and Annuity Corporation
June 6, 2001
Page 3



In lieu of requesting that the Company indicate its Tax Identification Number ("TIN") on Form W-9, NBMI hereby requests that the Company furnish NBMI its TIN and acknowledge that the number shown below is its correct TIN.

The Company acknowledges that the following number is its correct TIN:
13-3044743.

This services agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one year periods. The services agreement may be terminated by either the Company or NBMI upon 60 days' written notice to the other, and shall terminate automatically upon redemption of all Shares held in Separate Accounts, upon termination of the Participation Agreement, or if required by law. Notwithstanding any termination, NBMI will remain obligated to pay the Company the service fee specified above with respect to Shares maintained in the Separate Accounts as of the date of such termination for so long as such Shares are held in the Separate Accounts and the Company continues to provide the Services with respect to such Shares in conformity with this Agreement.

Nothing in this services agreement shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Company, NBMI or the Trust previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.

If this services agreement is consistent with your understanding of the matters we discussed concerning the Company's provision of the Services, please sign below, whereupon this letter shall constitute a binding agreement between us.

                    Very truly yours,

NEUBERGER BERMAN                  Acknowledged and Agreed to:
MANAGEMENT INC.                   NEW YORK LIFE INSURANCE
                                  AND ANNUITY CORPORATION

By: /s/ Peter E. Sundman
   ---------------------          By: /s/ Robert D. Rock
Name: Peter E. Sundman               ---------------------
Title: President                  Name: Robert D. Rock
                                  Title: Senior Vice President

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